DAVID I. MEYERS 804.697.1239 telephone 804.698.5176 facsimile david.meyers@troutmansanders.com	TROUTMAN SANDERS LLP Attorneys at Law Troutman Sanders Building 1001 Haxall Point P.O. Box 1122 (23218-1122) Richmond, Virginia 23219 804.697.1200 telephone troutmansanders.com

July 18, 2013

FOIA Confidential Treatment Request

By EDGAR Transmission

and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Attention:	Mr. Jeffrey P. Riedler
Assistant Director

RE:	Intrexon Corporation
Registration Statement on Form S-1
File No. 333-189853
CIK No. 0001356090

Dear Mr. Riedler:

On behalf of Intrexon Corporation (the “Company”), set forth below is additional information to supplement the Company’s prior response to comment 6 contained in the letter dated July 2, 2013 from Jeffrey P. Riedler of the Staff (the “Staff”) of the Securities and Exchange Commission to Randal J. Kirk, the Company’s President and Chief Executive Officer, with respect to the Registration Statement referenced above. The supplemental response set forth below is based upon information provided to Troutman Sanders LLP by the Company.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained herein, the Company hereby requests, pursuant to 17 C.F.R. § 200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person as they contain confidential information. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. § 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, we request that you telephone the undersigned rather than rely upon the U.S. mail for such notice. The address and telephone number for David I. Meyers, the responsible representative, is c/o Troutman Sanders LLP, 1001 Haxall Point, Richmond, Virginia 23219, telephone number (804) 697-1239.

ATLANTA    BEIJING    CHICAGO    HONG KONG    NEW YORK    NORFOLK    ORANGE COUNTY    PORTLAND

RALEIGH    RICHMOND    SAN DIEGO    SHANGHAI    TYSONS CORNER    VIRGINIA BEACH    WASHINGTON, DC

CONFIDENTIAL TREATMENT REQUESTED

BY INTREXON CORPORATION

Jeffrey P. Riedler

Securities and Exchange Commission

July 18, 2013

Certain confidential information contained in this document, marked by [*****], has been omitted and filed separately with the Commission pursuant to 17 CFR § 200.83. Confidential treatment has been requested with respect to the omitted portions.

On behalf of the Company, we advise you as follows:

6.	Please refer to prior comment 29. We acknowledge your existing disclosure. Prior to the effective date, please update your filing with additional disclosure that progressively bridges from your latest price per share to the mid-point of your estimated IPO price range. Reconcile and explain the differences between the values included in your analysis.

The Company acknowledges the Staff’s comment. In response to the Staff’s comment, to provide additional context and further information for the Staff’s consideration, the Company supplementally advises the Staff that the Company currently anticipates that the price range for this offering will be within the range of [*****] per share. This indicative price range is based on a number of factors, including the prospects for the Company’s business potential, the general condition of the securities markets, the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies and preliminary discussions with the underwriters of this offering regarding potential valuations of the Company. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change.

Once the estimated price range for this offering has been determined, the Company will reflect in a subsequent amendment to the Registration Statement a list of significant factors contributing to any difference between the most recent common stock valuation and the midpoint of the estimated price range for this offering. The Company expects that such disclosure would be generally consistent with the following currently contemplated disclosure:

Estimated offering price

On July 10, 2013, we and our underwriters determined the estimated price range set forth on the cover of this preliminary prospectus, which is [*****] per share. In comparison, our estimate of the fair value of our common stock was $5.53 per share as of March 1, 2013. We note that, as is typical in initial public offerings, the estimated price range for this offering was not derived using a formal determination of fair value, but was determined based upon

CONFIDENTIAL TREATMENT REQUESTED

BY INTREXON CORPORATION

Jeffrey P. Riedler

Securities and Exchange Commission

July 18, 2013

Certain confidential information contained in this document, marked by [*****], has been omitted and filed separately with the Commission pursuant to 17 CFR § 200.83. Confidential treatment has been requested with respect to the omitted portions.

discussions between us and the underwriters. Among the factors considered in setting the estimated range were prevailing market conditions and estimates of our business potential, the general condition of the securities market and the market prices of, and demand for, publicly-traded common stock of generally comparable companies. In addition, we believe that the difference in value reflected between the midpoint of the estimated range and the board of directors’ determination of the fair value of our common stock on March 1, 2013 was primarily the result of the following factors:

•	we commenced preparations to launch a roadshow for this offering;

•

the March 1, 2013 valuation used an aggregate probability weighting for the near term IPO and low IPO scenarios of 70% that the initial public offering would occur during 2013 at a premium to our most recent preferred stock financing round. Our discussions with the underwriters in July 2013 considered our collective perceptions of the increased optimism regarding the overall market conditions and the market for initial public offerings and confirmed our expectations that we would complete our initial public offering during the third quarter of 2013;

•

the estimated initial public offering price range necessarily assumes that the initial public offering has occurred, that a public market for our common stock has been created and that all outstanding shares of our preferred stock have been converted into common stock in connection with the initial public offering, and therefore excludes any discount for lack of marketability of our common stock, which was factored in the March 1, 2013 valuation. Accordingly, the previously used private company valuation methodology is no longer applicable;

•

our preferred stock has substantial economic rights and preferences superior to our common stock. The midpoint of the estimated price range assumes the conversion of our preferred stock to common stock upon the completion of this offering and the corresponding elimination of such superior economic rights and preferences; and

•

the proceeds of a successful initial public offering would substantially strengthen our consolidated balance sheet by increasing our cash and cash equivalents. Additionally, the completion of this offering would provide us with access to the public company debt and equity markets. These projected improvements in our consolidated financial position influenced the increased common stock valuation indicated by the midpoint of the estimated price range shown on the cover of this prospectus.

CONFIDENTIAL TREATMENT REQUESTED

BY INTREXON CORPORATION

Jeffrey P. Riedler

Securities and Exchange Commission

July 18, 2013

Certain confidential information contained in this document, marked by [*****], has been omitted and filed separately with the Commission pursuant to 17 CFR § 200.83. Confidential treatment has been requested with respect to the omitted portions.

**********************

If you have any questions or comments regarding the foregoing, or if there is any additional information that we might provide to assist the Staff’s review, please contact the undersigned at (804) 697-1239 or John Owen Gwathmey at (804) 697-1225.

Sincerely,

/s/ David I. Meyers

David I. Meyers

Cc:	Mr. Donald Abbott, SEC Staff
Mr. Johnny Gharib, SEC Staff
Mr. John Krug, SEC Staff
Mr. Franklin Wyman, SEC Staff
Mr. Randal J. Kirk, Intrexon Corporation
Mr. Donald P. Lehr, Intrexon Corporation
Mr. John Owen Gwathmey, Troutman Sanders LLP